UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 000-30902

Compugen Ltd.
(Translation of registrant's name into English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________.

On May 5, 2011, a quorum was not present within one hour from the designated start time for the 2011 annual general meeting of shareholders (the “Annual Meeting”) of Compugen Ltd. (“Compugen” or the “Company”), which was scheduled to take place at 10:00 a.m., local time, at the offices of the Company.  In accordance with Israeli law and the Company’s Articles of Association (the “Articles”), the Chairman of the Annual Meeting adjourned the meeting to May 12, 2011 (one week after the originally scheduled date for the Annual Meeting) at 10:00 a.m., local time, at the Company’s offices located at 72 Pinchas Rosen Street, Tel-Aviv 69512.

In accordance with the provisions of the Articles, at the adjourned meeting (the “Adjourned Annual Meeting”), any two (2) shareholders of the Company who are present, in person or by proxy, shall constitute a quorum.

The agenda of the Adjourned Annual Meeting will include only those items that were lawfully to have been transacted at the Annual Meeting as originally called, which are described in the original Notice of Annual General Meeting of Shareholders, dated March 27, 2011 and accompanying Proxy Statement (collectively, the “Proxy Statement”) which the Company began mailing to its shareholders on or about March 31, 2011 and which was attached as Exhibit 1 to the Company’s Report on Form 6-K, furnished to the Securities and Exchange Commission on April 1, 2011 (the content of which is incorporated by reference in its entirety in this Report on Form 6-K).

Other than the date of, and the lesser quorum requirement for, the Adjourned Annual Meeting, all other rules and provisions related to the Annual Meeting, which are described in the Proxy Statement, shall apply to the Adjourned Annual Meeting, mutatis mutandis.  All votes of shareholders who executed and submitted the proxy card enclosed with the Proxy Statement prior to May 5, 2011 remain valid and effective for the Adjourned Annual Meeting, unless specifically revoked by notice to the Company prior to the Adjourned Annual Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPUGEN LTD.

Date: May 5, 2011	By:	/s/ Dikla Czaczkes
Name: Dikla Czaczkes
Title: Chief Financial Officer